                                                                       Exhibit 1
                       CANWEST GLOBAL COMMUNICATIONS CORP.

                         INTERIM REPORT TO SHAREHOLDERS

                     FOR THE NINE MONTHS ENDED MAY 31, 2003

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                         INTERIM REPORT TO SHAREHOLDERS
                     FOR THE NINE MONTHS ENDING MAY 31, 2003

INTRODUCTION

Generally, market conditions during the quarter and for the nine-month period ended May 31, 2003 showed continued improvement from the same periods the year before. Revenues increased by 6% for the quarter and EBITDA, excluding restructuring expenses, was up 11% for the quarter compared to the same quarter the previous year on a same asset (pro forma) basis. For the nine month period, EBITDA increased by 7% and revenues increased 6% compared to the same period last year on a pro forma basis.

Reduced programming expenditures enabled Canadian broadcasting operations to generate a 10% improvement in EBITDA for the quarter. Airtime revenues were up 2% in the quarter. However, overall revenues were down 1% primarily due to lower syndication revenues and the closure of Applebox Productions, an Alberta-based production company. Internationally, television operations in Australia and the Republic of Ireland and television and radio operations in New Zealand continued to record significant revenue and EBITDA gains with EBITDA from International operations up by over 30% in the quarter. Newspapers in Canada also recorded a pro forma EBITDA improvement of 5% for the quarter primarily due to pro forma revenue growth of 4% and cost controls instituted over the past year.

The impact of external factors during the quarter, such as the war in Iraq and the outbreak of Severe Acute Respiratory Syndrome (SARS) appeared to be temporary, with minimal longer term effects on advertising markets.

MANAGEMENT'S DISCUSSION AND ANALYSIS

THE COMPANY

The Company is a Canadian-based, multi-platform international media company. CanWest owns or has a controlling or substantial interest in operations in the television broadcasting industries in Canada, Australia, New Zealand, Ireland and the United Kingdom, the radio broadcasting industries in New Zealand and Canada, the newspaper publishing industry in Canada, and the out-of-home advertising industries in Australia and South East Asia. The Company owns Internet properties that support these media assets, including canada.com. CanWest is also a producer and international distributor of feature films and television programming.

The Company's audit committee has reviewed and approved the consolidated interim financial statements. PricewaterhouseCoopers LLP was engaged by the audit committee to perform a review of the interim financial statements in accordance with CICA Handbook section 7050, Auditor Review of Interim Financial Statements, in order to assist the audit committee in fulfilling its regulatory obligations with respect to the consolidated interim financial statements.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is not a recognized measure of financial performance under Canadian GAAP. Management believes that, in addition to operating income and net earnings, EBITDA is a useful supplemental measure. Management utilizes EBITDA as a measure of segment profitability in making strategic resource allocations. In addition, the Company and its lenders and investors use EBITDA to measure performance against the Company's various leverage covenants. EBITDA also provides investors with an indication of cash available for distribution prior to debt service, capital expenditures and income taxes. Investors are cautioned, however, that EBITDA should not be construed as an alternative to operating income (earnings before interest and taxes, or "EBIT") or net earnings determined in accordance with GAAP as an indicator of the Company's performance. The Company's method of calculating EBITDA may differ from other companies and, accordingly, EBITDA may not be comparable to measures used by other companies.

The following is a reconciliation of operating income (EBIT) to operating income before amortization (EBITDA):

                                                      BROADCASTING
                                      -----------------------------------------------
                         PUBLISHING
                            AND                       NEW ZEALAND
                           ONLINE                 ---------------------                 ENTERTAINMENT    CORPORATE
                           CANADA     CANADA        TV          RADIO      IRELAND TV      CANADA        AND OTHER    TOTAL

                                                              (DOLLARS IN THOUSANDS)
FOR THE THREE MONTHS
ENDED MAY 31, 2003

Operating income
(loss) (EBIT)              58,090      77,046        (661)        3,851        2,203       (5,373)      (29,435)(1)  105,721

Amortization               13,667       5,898         751           570          533           34         1,654       23,107
                          -------     -------     -------     ---------    ---------       ------       -------      -------

Operating profit
(loss) before
amortization (EBITDA)      71,757      82,944          90         4,421        2,736       (5,339)      (27,781)     128,828
                          =======     =======     =======     =========    =========       ======       =======      =======

FOR THE THREE MONTHS
ENDED MAY 31, 2002

Operating income
(loss) (EBIT)              68,667      68,959      (2,364)        2,469        1,644       (1,641)       (8,073)     129,661

Amortization               15,962       6,428         723           793          450          140           672       25,168
                          -------     -------     -------     ---------    ---------       ------       -------      -------

Operating profit
(loss) before
amortization (EBITDA)      84,629      75,387      (1,641)        3,262        2,094       (1,501)       (7,401)     154,829
                          =======     =======     =======     =========    =========       ======       =======      =======

(1) Includes corporate expenses as well as $21 million in restructuring expenses.

                                                       BROADCASTING
                                      -----------------------------------------------
                         PUBLISHING
                            AND                        NEW ZEALAND
                           ONLINE                 ---------------------                 ENTERTAINMENT    CORPORATE
                           CANADA     CANADA        TV          RADIO      IRELAND TV      CANADA        AND OTHER    TOTAL
                                                             (DOLLARS IN THOUSANDS)
FOR THE NINE MONTHS
ENDED MAY 31, 2003

Operating income
(loss) (EBIT)             163,365     187,662       4,825        13,492        7,072       (5,102)      (43,502)(1)  327,812

Amortization               43,145     19,171        2,238         1,676        1,579          346         5,252       73,407
                         --------     ------      -------     ---------      -------       ------       -------      -------

Operating profit
before amortization
(EBITDA)                  206,510     206,833       7,063        15,168        8,651       (4,756)      (38,250)     401,219
                         ========     =======     =======     =========      =======       ======       =======      =======

FOR THE NINE MONTHS
ENDED MAY 31, 2002

Operating income
(loss) (EBIT)             187,082     163,827      (5,991)        9,900        5,423        3,849       (19,616)     344,474

Amortization               47,692     18,947        1,948         1,748        1,384          376         1,225       73,320
                         --------     ------        -----     ---------      -------       ------       -------      -------

Operating profit
before amortization
(EBITDA)                  234,774     182,774      (4,043)       11,648        6,807        4,225       (18,391)     417,794
                         ========     =======     =======     =========      =======       ======       =======      =======

(1) Includes corporate expenses as well as $21 million in restructuring expenses.

The following discussion is based on the Company's consolidated results for the three and nine month periods ended May 31, 2003. Comparisons with the prior year's results are affected by corporate initiatives, including the divestiture of certain newspaper publishing properties, accordingly, the Company provides certain pro forma comparatives. Pro forma revenue, EBITDA and operating income exclude the results of newspaper publishing interests in Saskatchewan and Atlantic Canada sold to G.T.C. Transcontinental Group Ltd. ("GTC") in August 2002 and exclude the results of the newspaper properties sold to Osprey Media in February 2003 for the period from February 15, 2002 to August 31, 2002.

                                THREE MONTHS ENDED MAY 31, 2002       NINE MONTHS ENDED MAY 31, 2002
                                                       OPERATING                              OPERATING
                               REVENUE      EBITDA      INCOME        REVENUE       EBITDA      INCOME
                                 $000        $000        $000           $000         $000        $000
As reported                    617,014     154,829      129,661     1,788,724      417,794     344,474

Newspaper publishing
properties sold                (49,638)    (16,013)     (14,704)     (102,708)     (31,573)    (28,715)
                               -------     -------      -------     ---------      -------     -------

Pro forma                      567,376     138,816      114,957     1,686,016      386,221     315,759
                               =======     =======      =======     =========      =======     =======

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ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in Canadian dollars and in accordance with Canadian GAAP. The Company accounts for its economic interest in Network TEN using the equity method of accounting. Under this method, the Company's interest in Network TEN's net earnings (before interest on subordinated debentures) is included in consolidated earnings, and an adjustment is made to the carrying value at which the investment is recorded on the consolidated balance sheet. The carrying value of this investment is reduced by interest on subordinated debentures and dividends received by the Company.

TRENDS

The Company has historically derived more than 70% of its revenue from advertising in Canada. For that reason, the Company's results typically reflect overall activity in the economy. Advertising markets in North America and throughout the world recovered in the second half of fiscal 2002. Results for the first nine months of 2003 appear to confirm that the Canadian economy has rebounded and has led the G8 nations in economic growth over the past year.

The impact of the war in Iraq, which overtook normal television schedules for several days during the quarter, was temporary, and we believe advertising markets have rebounded. Looking ahead there would appear to be some economic uncertainty as a result of spillover from a slowing US economy in 2003, and the lingering effects of the outbreak of Severe Acute Respiratory Syndrome (SARS) on the travel and tourism sectors and convention and conference activities, particularly in Toronto. Results from the Company's television and newspaper assets suggest the improvement in operating results evident in the first six months of the fiscal year, have continued through the third quarter, although the improvement in CanWest Television revenues slowed in the quarter. Advance bookings in the Company's television advertising markets for the fourth quarter of fiscal 2003, traditionally a slow part of the television year in North America, are relatively strong. Upfront sales for the first quarter of fiscal 2004 and the launch of the new television season are also stronger than in recent years. In the United States up front sales for network television for the fall season have increased an average of 15% - the largest such increase in a number of years. Analysts in the U.S. suggest that the additional spending on network television is at least in part a result of the deployment of a significant proportion of advertising budgets away from non-traditional spending to more mainstream media such as network advertising. (1) A similar trend towards increased spending on conventional television appears evident from up front sales in Canada for both the fourth quarter of fiscal 2003 and the first quarter of fiscal 2004.

In the production and distribution of programming, international markets continue to be a challenge as European broadcasters turn away from North American programming. CanWest has responded with significant changes in strategy at its program and distribution company Fireworks Entertainment, which will now concentrate on the North American market, particularly in meeting the requirements of the Company's own broadcast operations.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MAY 31, 2003

Consolidated revenue for the quarter was $593 million compared to $567 million last year on a pro forma basis, an increase of 5%. Consolidated EBITDA for the three months was $129 million, a 7% decrease from the $139 million generated by the same properties on a pro forma basis during the same three-month period of 2002. Actual EBITDA for the third quarter last year was $155 million, and included the contribution from properties sold to GTC in August 2002 and Osprey in February, 2003.

-------------------
(1) Advertising Age, May 28, 2003, pg. 1

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Operating income for the three months was $106 million compared to $115 million in pro forma operating income for the same period last year.

Canadian television revenue, including the Prime specialty channel and the digital specialty channels under development, decreased by $1 million or less than 1%, to $208 million for the three months. The decrease arises primarily from the closure of Applebox Productions, an Alberta based production company. Airtime revenues increased 2% over the same period last year. Canadian television EBITDA increased by $8 million or 10% to $83 million. Operating income increased $8 million or 12% to $77 million. CanWest's television schedules continue to rate well. In the reporting period from March through May, a period affected by a number of events, particularly the war in Iraq, and the NHL playoffs in which two Canadian teams progressed into the later rounds, CanWest's flagship series attracted large audiences. Survivor IV was the highest rated show during the quarter in the Toronto market and was the highest rated non-hockey telecast in the Vancouver market, getting edged out only by two games featuring the local team. In addition, seven of Global's season finales attracted large audiences in excess of a million viewers led by Survivor's audience of 3.8 million Canadians.(2)

Publishing and online revenue for the third quarter was $301 million, up 4% from the pro forma revenues of $290 million last year. Run-of-press (ROP) linage has recovered, albeit more slowly than television. Publishing and online EBITDA for the third quarter increased by 5%, to $72 million from the $69 million recorded for the same period last year on a pro forma basis. The Company's publishing segment includes CanWest Interactive's electronic publishing operations, which recorded a positive EBITDA for the second quarter in a row, reflecting changes made to the operations over the past year. Operating income for the publishing and online segment increased by 8% to $58 million from the $54 million recorded for the same quarter last year on a pro forma basis.

CanWest's international broadcasting operations continue to perform extremely well. Revenue for the third quarter at TV3 in Ireland was up 6% to E11 million compared to the same period in 2002. EBITDA was E3 million, up 46% compared to the same three months last year. The Company's share of revenue was $9 million, and EBITDA was $3 million. The Company's share of operating income was $2 million, up 34% compared to the same quarter last year.

Results for TV3 and TV4 in New Zealand reflect similar performance improvements as in Ireland. The improved economy coupled with improved audience performance at TV3 have combined to increase television revenue to NZ$30 million, 21% higher than the NZ$25 million recorded in the same quarter one year ago. In Canadian dollars, the TV3/4's revenue increased 40% to $24 million from $17 million the previous year.

Revenue from New Zealand radio improved 5% to NZ$22 million for the quarter, with EBITDA of NZ$5 million, 18% higher than the same quarter last year. Operating income was $4 million compared to $2 million for the same quarter last year. Results from New Zealand were translated into Canadian dollars at $0.8098, 15% higher than the rate of translation in the same quarter last year.

Revenue at Fireworks Entertainment, CanWest's film and television program production and distribution division increased by 16% to $36 million from the same quarter the previous year. Fireworks posted an EBITDA loss of $5 million compared to an EBITDA loss of $2 million for the same quarter last year. The operating loss was $5 million, off $4 million compared to the same quarter last year. At the beginning of the quarter CanWest announced changes to the strategic direction of Fireworks to take account of changing patterns in world-wide content distribution markets. This will include increased emphasis on working with the Company's Canadian television operations -

-------------------
(2) Bureau of Broadcast Measurement (BBM) people meters, national English speaking average (18-49): Survivor IV, 3.8 million; Friends, 2.4 million; The Simpsons, 1.5 million; That 70's Show, 1.5 million; Everybody Loves Raymond, 1.3 million; Malcolm in the Middle, 1.1 million.

Global Television Network, CH Television, Prime TV and the Company's numerous digital cable channels - to create programming content for the Company's TV operations that will also have appeal to the broader North American market.

During the quarter a non-recurring restructuring charge of $21 million was incurred reflecting expenses associated with the restructuring of Canadian Media Operations and Fireworks.

Corporate expenses decreased 9% from the same quarter in 2002 and remained in line with the last three quarters of 2003 at $7 million.

Depreciation and amortization expenses for the quarter totaled $23 million, an 8% decrease from the same three months in 2002 reflecting a reduced asset base with the sale of certain of our newspaper properties.

Financing costs were $93 million in the quarter, compared to $89 million for the three months ending May 31, 2002. The increased cost results from higher interest rates on certain floating debt, interest expense on the new debt advanced in the quarter partially offset by reduced interest expense related to debt repayment.

Investment losses net of gains totaled $2 million for the quarter.

Income tax expense for the quarter was $9 million compared to $20 million in the same quarter last year. The effective rate of 117% is a result of certain losses incurred in the quarter for which the tax benefit was not recognized.

The Company's interest in income from Network TEN was $12 million, an increase of $4 million from the same period last year.

Television revenue at Network TEN, was A$168 million an increase of 14% for the quarter, from A$147 million last year. EBITDA at TEN was A$42 million in the third quarter compared to A$33 million for the same period last year a 26% improvement. Operating income at TEN was A$39 million compared to A$31 million for the same quarter last year. CanWest's share of TEN's revenue increased by 20% to $86 million, while its share of TEN's EBITDA grew by 32% to $22 million. CanWest's share of operating income increased by 33% to $20 million from $15 million. The exchange rate value of the Australian dollar appreciated to the Canadian dollar by 6% for the quarter, compared to the average exchange rate for the third quarter of 2002.

Eye Corp., Network TEN's out-of-home subsidiary, generated revenue of A$18 million in the quarter, down 7% from the same quarter last year, reflecting the continued difficult market conditions in that sector. EBITDA for the quarter was A$2 million, an improvement from the A$0.4 million recorded in the same quarter a year earlier, attributable mainly to progress made by new management at Eye Corp in reducing operating costs. Operating income for the quarter was A$.4 million, up from the operating loss of A$1.4 million posted in the third quarter last year.

CanWest reported net earnings of $12 million or $0.07 per share for the quarter compared to net earnings for the same quarter last year of $31 million or $0.17 per share.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED MAY 31, 2003

Consolidated revenue for the nine months was $1,758 million compared to $1,686 million last year on a pro forma basis, an increase of 4%. Consolidated EBITDA for the nine months was $401 million, up 4% from the $386 million generated by the same properties on a pro forma basis in the first nine months of 2002. Actual EBITDA for the first nine months last year was $418 million, and included the contribution from properties sold to GTC in August 2002 and Osprey in February 2003. Operating income for the nine months was $328 million, up 4% from $316 million on a pro forma basis for the first nine months last year.

The Company's Canadian television revenue, including the Company's Prime specialty channel and the digital specialty channels under development, increased by $28 million or 5%, to $593 million for the nine months. The Company's Canadian television EBITDA increased by $24 million or 13% to $207 million, while operating income increased by $24 million or 15% to $188 million.

For the Fall 2002 ratings period the Bureau of Broadcast Measurement indicated that CanWest television stations lead the ratings in prime time. During the period from September to December, 2002, Global and CH Television ranked first for the season in the 18-49 demographic winning all 16 weeks overall, and winning 14 of 16 weeks in primetime in Toronto and Vancouver. Global Ontario and CH had 10 of the top 20 programs in the 18-49 demographic, including the number one rated show, Survivor V, Thailand. Survivor was also the number one show across all demographics. Similarly, Global and CH led the prime time ratings in Vancouver, with 12 of the top 20 programs.(3)

Winter and spring 2003 ratings were affected first by program disruptions due to the war in Iraq and then by sporting events such as the Stanley Cup playoffs in May. Global National offset the disruptions by increasing its audience substantially during the war and then holding portions of that audience to record a net gain of viewers after the hostilities ceased.

Canadian television operating expenses were up by $4 million or 1% in the first nine months of the year compared to the same period last year. This primarily reflects programming, marketing and promotional costs associated with news coverage of the war in Iraq as well as a full nine months of operating expenses for CanWest's new digital specialty channels compared to only five months in 2002.

Publishing and online revenue for the first nine months was $900 million, up by 2% from the pro forma revenues of $881 million last year. The reporting period was affected negatively by a labour shutdown at the Victoria Times-Colonist that began at the beginning of September and continued through the first week of November 2002 as well as the war in Iraq in March, 2003.

EBITDA from Publishing and Online was $207 million, for the nine-month period, up 2% from the previous year on a pro forma basis, while operating income was $163 million for the nine month period on a same store basis.

Revenue at TV3 in Ireland in local currency was up 7% to E34 million compared to the same period in 2002. EBITDA increased by 25% to E8 million, compared to the same nine month period last year, while operating income increased by 37% to E6 million.

Revenues, EBITDA and operating income for the nine-month period improved substantially at New Zealand television operations TV3 and TV4. Revenue in local currency was 22% higher than the same period one year ago, increasing to NZ$88 million from NZ$72 million. EBITDA and operating income also showed significant improvement, increasing to NZ$9 million and NZ$7 million respectively from losses the year before of NZ$6 million and NZ$9 million respectively.

---------------------
(3) BBM people meters - Toronto/Vancouver, (18-49)

Revenues from New Zealand radio of NZ$69 million for the nine-month period were 3% ahead of last year in local currency terms. EBITDA of NZ$19 million for the nine months was 11% higher than the results recorded one year ago, while operating income was 14% higher at NZ$17 million. In Canadian dollars, radio operations in New Zealand contributed EBITDA and operating income of $15 million and $13 million in the nine-month period, while New Zealand television operations reported increases in EBITDA and operating income to $7 million and $5 million, respectively, from losses the year before. Results from New Zealand were translated into Canadian dollars at an average rate of $0.7937, 18% higher than the rate of translation in the same period last year.

Fireworks Entertainment, CanWest's feature film and television program production and distribution division recorded $119 million in revenue and an EBITDA loss of $5 million for the first nine months.

Corporate expenses decreased by 6% to $17 million for the first nine months of 2003 as compared to the same period in 2002.

Depreciation and amortization expenses for the first nine months totaled $73 million, compared to $73 million for the same nine months in 2002.

Financing costs were $279 million for the nine months, compared to $286 million for the nine months ending May 31, 2002, reflecting lower debt levels. Year to date net investment gains of $20 million represent the gains on sale of Ontario communities and on dilution of the investment in Network TEN offset by a $2 million loss on certain properties recorded in the third quarter. Last year the Company recorded a $63 million gain on the sale of CKVU.

Income taxes totaled $16 million for the three quarters of 2003, compared to $32 million for the same nine months last year. The effective tax rate of approximately 27% in each comparative period compares to a statutory rate of 39%. The effective rate is affected by the existence of loss carryforwards in New Zealand not previously recognized, lower tax rates in international jurisdictions, and non-taxable investment gains, partially offset by tax benefits on losses not recognized in the third quarter of 2003.

The Company's interest in income from Network TEN was $49 million, an increase of $27 million from the same period last year.

Television revenue at Network TEN, was A$486 million for the nine months, compared to revenue of A$422 million last year. Television EBITDA at TEN increased by 18%, to A$153 million in the first nine months of 2003 compared to the A$130 million during the same period last year. Operating income increased by 19% to A$144 million in the first nine months of 2003 compared to A$121 million during the same period in 2002. CanWest's share of revenue, EBITDA and operating income, expressed in Canadian currency improved by 41% to $246 million, 27% to $77 million and 28% to $73 million, respectively. The average rate of exchange of Australian dollars to Canadian dollars was 7% higher for the nine months in 2003 compared to the same period in 2002.

TEN's ratings gains made in the first quarter of fiscal 2003 continued into the second and third quarters and are attributable to the success of both domestic programming such as Rove Live, Big Brother, and of other Australian programming, notably sports such as the Australian Football League. The stronger ratings enable TEN to capture an increased share of the overall TV advertising market in Australia and solidify its position among the country's younger viewers.

Eye Corp. generated revenue of A$55 million in the nine months, down 10% from the same period last year. EBITDA and operating income for the nine months were A$4 million and A$0.4 million, an increase from the A$3 million and A$1.5 million operating loss recorded in the same period a year earlier.

CanWest reported net earnings of $91 million or $0.47 per share for the nine month period. Net earnings reported for the first nine months last year were $117 million or $0.66 per share.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations before investment in and amortization of film and television programs and changes in non-cash working capital amounted to $59 million for the three months ending May 31, 2003, compared with $80 million for the same period last year. For the nine months, cash flow from operations before investment in and amortization of film and television programs and changes in non-cash working capital amounted to $232 million compared to $260 million last year.

Fireworks invested $24 million in film and television programs for the quarter, compared to $29 million for the same quarter last year. On a year to date basis, the cash investment has been $100 million for the current year, compared to $134 million for the first nine months last year. Amortization of film and television programs of $38 million for the quarter and $110 million for the year to date were up from the $27 million and $108 million posted for the third quarter and first nine months last year.

Changes in non-cash working capital amounted to a use of funds of $9 million for the three months compared to a use of $40 million for the same quarter last year. On a year to date basis, $107 million was used in operations compared to a use of $157 million for the same period last year.

Capital spending in the quarter totaled $9 million compared to $10 million for the same quarter last year. On a year to date basis, capital spending totaled $21 million compared to $39 million last year. Current year capital spending reflects normal repair and replacement expenditures.

The Company made principal debt repayments totaling $313 million in the quarter and $590 million in the first nine months, including $193.5 million derived from proceeds from the sale of Ontario community newspapers. In the first nine months, the Company received advances under the Fireworks loan facility of $91 million. Scheduled repayments of the Company's senior credit facility amount to $44 million over the next twelve months.

In April 2003, the Company completed a private placement of US$200 million (approximately $295 million) of senior unsecured notes at an interest rate of 7 5/8% per annum. Substantially all of the proceeds were used to retire a portion of the 12 1/8% subordinated notes held by Hollinger International Inc. and Hollinger Canadian Newspapers Limited Partnership on May 14, 2003, reducing interest costs by approximately $12.7 million annually going forward.

In December, the Company redeemed its Series 2 Preference Shares for cash of $57.7 million. In January, 2003, the Company received an interim distribution of interest and dividends from Network TEN totaling $30 million.

Usage, including outstanding letters of credit under the Company's $1,844.1 million senior credit facility at May 31, 2003 was $1,574.3 million.

Total long-term debt of $3,391 million includes $760 million in junior subordinated notes, which bear interest payable in kind through November 2005. Total drawn debt from third parties at Fireworks at May 31, 2003 was $77 million. Network TEN had drawn A$425 million of its A$700 million credit facility and had cash on hand of A$19 million at May 31, 2003.

The Company has entered into currency and interest rate swaps under its senior indebtedness. The average cost of debt, including the junior subordinated notes, after taking into account other financial instruments in place was 10%.

Senior secured leverage under the Company's senior credit facility was 3.27 times EBITDA for the 12 months ended May 31, 2003, compared to a covenant of
4.25 times. Additionally, the Company had cash and short-term investments amounting to $102 million at May 31, 2003.

In July 2003, the Company sold certain investments for proceeds of approximately $44 million. The proceeds will be used to repay bank debt.

OUTLOOK

All CanWest television operations have shown considerable strength through the first three quarters of fiscal 2003. This positive trend should continue as all the economic indicators in the respective economies of Canada, Australia, New Zealand and Ireland show positive growth.

The signing of Kevin Newman to a new multi-year contract as executive editor and anchor of the nightly national news flagship will enable Global National to sustain its strong competitive position in the Canadian news marketplace.

Global also announced subsequent to the quarter that it had exercised its considerable buying power to acquire 10 new dramas, 6 new sitcoms and 1 new reality series from top U.S. producers. The acquisitions will bring 14 new hours of high quality primetime viewing to Canadians in the fall and will complement returning drama series such as 24 and Without A Trace that continue to gain popularity with viewers. In addition, the final season of Friends and Frasier will launch in the fall and their finale shows will be the must-see programming events of the upcoming year.

The Company applied to the Canadian Radio-television and Telecommunications Commission (CRTC) to disaffiliate its Red Deer, Alberta station, CKRD, from the Canadian Broadcasting Corporation and bring to Alberta the CH schedule currently seen throughout Ontario, Montreal, and the Greater Vancouver and Victoria BC markets. The Commission heard the application at a hearing in Edmonton during the week of June 16th.

Two of the Company's six digital specialty channels, Lonestar and Deja View remained one and two among adult viewers aged 24-54 in Canada. The other channels continue to rate in the top twenty among digital subscribers. Close to 3 million households now have access to these digital channels and advertisers are beginning to show an interest in the niche market opportunities provided by the new specialty channels.

CanWest's newspaper operations in Canada continue to perform well. The automobile and technology sectors continue to provide the main positive revenue growth. The absence of newspaper circulation growth remains a concern at metropolitan daily newspapers everywhere and CanWest properties are no exception. Nevertheless, various promotional campaigns generated increases in net paid circulation in CanWest dailies in Montreal, Calgary and Vancouver through the quarter, and similar initiatives are in train at other locations.

Subsequent to the end of the quarter, CanWest announced the expansion to its radio operations in Canada as the CRTC awarded the Company a licence to launch a new radio station in the Kitchener-Waterloo region of southern Ontario. The station, The Beat, will broadcast a mix of contemporary hits, hip-hop and rhythmic dance music aimed at the younger demographic group at the region's many post-secondary educational institutions. The new station will be in addition to Winnipeg's COOL FM,

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launched on February 28th of this year. Another CanWest radio licence application, for Edmonton, remains before the CRTC.

CanWest will continue to pursue additional operational efficiencies and cost reductions at all units. The Company announced a major re-organization of the senior management of its Canadian media operations in January, 2003. The more integrated management structure has streamlined decision-making and enhanced the ability of the Company's television, publishing and interactive assets to work more closely together as complementary and mutually supportive media businesses. This re-organization was followed by the launch of the CanWest News Service and the Canadian News Desk, located in Winnipeg, but with journalist resources in Winnipeg and across Canada. CanWest consumers saw immediate benefits of increased depth and wider coverage of Canadian and international news on both television and in CanWest's newspapers.

FORWARD LOOKING STATEMENTS

Certain statements in this report may constitute forward-looking statements. Such forward looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. The Company may not update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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